Exhibit 99.1

POLY-PACIFIC INTERNATIONAL INC.

FOR IMMEDIATE RELEASE – Calgary, Alberta

TSX Venture Trading Symbol: PMB-V
OTCBB Trading Symbol: PLYPF

BERLIN Trading Symbol: A0LGDN

FRANKFURT Trading Symbol: POZ

POLY-PACIFIC INTERNATIONAL INC.

ANNOUNCES CLOSING OF NON-BROKERED PRIVATE PLACEMENTS

August 2, 2007 – Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) is pleased to announce that, subject to regulatory approval, the Company has closed $261,050 in the second and final tranche of a non-brokered private placement consisting of 1,450,277 units (“Units”) at a subscription price of $0.18 per Unit. Each Unit consists of one common share and one common share purchase warrant (a “Warrant”).  The Warrants are exercisable at a price of $0.30 per common share during the first year following the date of closing and at $0.40 per common share during the subsequent year.   The Company previously raised $603,514 on July 20, 2007, for a total of $864,564.  The securities issued under this private placement are subject to a four-month hold period.  The Company paid Finder’s Fees of $18,540 to arm’s length parties in connection with the second closing of the placement.  The proceeds of this private placement will be used for general working capital purposes and to investigate other reclamation sites in North America and perform due diligence on other related technologies.

Poly-Pacific also announces its intention to complete a private placement of subordinate, unsecured, convertible debentures in the aggregate principal amount of $300,000 (the “Debentures”).  The Debentures will mature and be due and payable on the date that is six months from the closing date.  The principal amount of the Debentures will be convertible into units of the Company (the “Debenture Units”) at the conversion price of $0.31 per Debenture Unit, each Debenture Unit consisting of one common share of the Company and one common share purchase warrant (the “Debenture Warrants”), with each Debenture Warrant entitling the holder thereof to purchase one common share for a price of $0.35 per share until two years from the closing date.  The principal amount of the Debentures will bear interest at the rate of 15% per annum, calculated and paid on the maturity date.

The Debentures and any securities issued upon the conversion of the Debentures will be subject to a four month hold period.  Poly-Pacific intends to use the proceeds from the Debentures to perform due diligence on the McAdoo Landfill site granted under the access agreement (see news release dated July 26, 2007), and for general working capital.  The private placement is subject to the approval of the TSX Venture Exchange.

Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites. Poly-Pacific is a recycling company that manufactures and distributes MultiCutTM, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-pacific by telephone at (604) 293-8885 or by fax at (604) 293-8234.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

This release may contain forward looking statements within the meaning of the “safe harbor” provisions of US laws.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements.  The Company does not assume any obligation to update any forward looking information contained in this news release.